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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              FREDERICK BREWING CO.
                       ----------------------------------
                                (Name of Issuer)


                   COMMON STOCK, $0.00004 PAR VALUE PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)


                                   355673-10-4
                                ----------------
                                 (CUSIP Number)


                            Jeffrey A. Koeppel, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300
             -------------------------------------------------------
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 5, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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CUSIP NO. 355673-10-4                                 Page 2 of 5 Pages
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1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nicholas P. Foris, M.D.
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                      (b) / /
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS

          PF
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
          ITEMS 2(d) or 2(e)                                              / /

          Not Applicable
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER

          139,547
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8.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SHARED VOTING POWER

          -0-
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9.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
          DISPOSITIVE POWER

          139,547
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10.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SHARED DISPOSITIVE POWER

          -0-
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          139,547
 -------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          / /
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%
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14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

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CUSIP NO. 355673-10-4                                 Page 3 of 5 Pages
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                        Amendment No. 1 to SCHEDULE 13D

This Statement ("Amendment No. 1") amends the Schedule 13D originally filed on March 5, 1996 ("Schedule 13D") by Nicholas P. Foris, M.D. with respect to the shares of Common Stock, $0.00004 par value per share ("Common Stock"), of Frederick Brewing Co. (the "Issuer"), a Maryland corporation. All defined terms refer to terms defined herein and in the Schedule 13D. The Schedule 13D is amended only to the extent set forth below.

Item 1. Security and Issuer
---------------------------

The address of the Issuer's principal executive office is 4607 Wedgewood Boulevard, Frederick, Maryland 21703.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Dr. Foris purchased 210 shares of the Issuer's 8% Cumulative Convertible Preferred Stock, Series A, ("Preferred Stock") in a private transaction. The aggregate cost of the Preferred Stock was $54,706.00. The Preferred Stock is convertible into 27,353 shares of the Issuer's Common Stock beginning on February 28, 1998 at an exercise price of $2.00 per share of Common Stock.

The funds used by the reporting person filing this Statement to purchase shares of Common Stock, have come from such reporting person's personal funds, which include cash and cash equivalents on hand and in banks.

Item 5. Interest in Securities of the Issuer
-------------------------------------------

(a) As of the date hereof, Dr. Foris may be deemed to be the beneficial owner of an aggregate of 139,547 shares of Common Stock, which constitutes approximately 5.0% of the 2,768,735 shares of Common Stock which Dr. Foris believes to be the total number of Common Stock outstanding as of July 31, 1997 as reported in the Issuer's Form 10Q-SB. The directly owned shares of Common Stock are held by Dr. Foris in a personal account.

       Nothing contained herein shall be construed as an admission that Dr. Foris is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by Dr. Foris. Except as described herein, to the best knowledge of Dr. Foris no person who may be deemed to comprise a group with Dr. Foris, beneficially owns any shares of Common Stock.

(b) The reporting person filing this Statement has the sole power to vote and dispose of the 139,547 shares of Common Stock, owned by such reporting person as of September 5, 1997.


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CUSIP NO. 355673-10-4                                 Page 4 of 5 Pages
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(c)    The reporting person filing this Statement has not effected any transactions in the Common Stock, within the past 60 days.

(d) No person other than the reporting person filing this Statement has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock, reported in this Statement.

(e)    Not applicable.






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CUSIP NO. 355673-10-4                                 Page 5 of 5 Pages
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                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.




By:    /s/ Nicholas P. Foris, M.D.
       ---------------------------
       Nicholas P. Foris, M.D.


Date:  September 5, 1997